QUANTUM COMPUTING INC.

215 DEPOT COURT SE, SUITE 212

LEESBURG, VA 20175

April 15, 2019

Stephen Krikorian

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Computing, Inc.
Registration Statement on Form 10-12(g)
Filed March 25, 2019
File No. 000-56015

Dear Mr. Krikorian:

By letter dated April 9, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Quantum Computing Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-12(g) filed on March 25, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form 10

Business

Our Company, page 1

1.	Please revise to provide the estimated costs needed to perform each step you still need to perform to bring your prospective software to market.

Response: We have revised Item 1. Business to disclose our estimates as to what each step will cost to perform to bring the products to market. To bring our software product to market will require completion of what we believe is three steps – finalizing the programming and testing of the underlying algorithms and calculations (estimated at $200,000), final design, programming and testing of the Graphic User Interface or GUI (estimated at $150,000), and a sales and marketing campaign, including publicity and hiring sales staff (estimated at $150,000).

History, page 1

2.	You disclose that William Alessi filed a law suit against your predecessor, Innovative Beverage Group Holdings, Inc. and received a default judgement. Please revise to provide a description of the claims asserted in the complaint and the remedies and damages sought.

Response: We have revised Item 1. Business to provide a description of the claims asserted in the complaint and the remedies and damages sought. William Alessi filed a lawsuit against the predecessor of Quantum Computing, Innovative Beverage Group Holdings, Inc. (“IBGH”) alleging “(1) fraud; and (2) breach of fiduciary duties of care, loyalty and good faith to the Corporation’s shareholders.” Mr. Alessi’s complaint alleged that the officers and directors of IBGH had abandoned it and allowed the Corporation’s assets to be wasted, causing injury to the Corporation and its shareholders. Mr. Alessi sought damages of $30,000 for each claim, plus reimbursement of filing costs of $1,000, and the appointment of a Receiver for the Corporation.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 35

3.	We note your Report of Independent Registered Public Accounting Firm for the audit of December 31, 2018 financial statements has been signed by BG Borgers CPA PC who has served as your auditor beginning in 2019. However, you disclose that there have been no changes in accountants. Please revise the disclosures to comply with Item 304 of Regulation S-K and provide an exhibit 16 letter required by Item 601 of Regulation S-K.

Response: We have revised this section accordingly.

Financial Statements and Exhibits

Statement of Stockholders’ Deficit, page F-6

4.	The balance of accumulated deficit as of December 31, 2018 presented on the Statement of Stockholders’ Deficit does not agree with the accumulated deficit as of December 31, 2018 presented on the Balance Sheet. Please revise.

Response: The accumulated deficit as of December 31, 2018 shown on the balance sheet and the statement of stockholders deficit are off by $1.00 due to cumulative rounding errors. We have revised this accordingly.

Financial Statements and Supplementary Data

Note 8 – Capital Stock, page F-14

5.	We note that your recognized stock based compensation expense of $24.1 million in connection with grants of stock to key personnel. We also note that two of the key management employees resigned from the Company and returned all of their stock grants for a total of 4,000,000 shares. Please clarify why the repurchase of the stock award grants do not result in a reversal of your stock based compensation cost. Consider whether your repurchase rights are effectively forfeiture provisions. Additionally, please tell us how you determined the appropriate fair value used to measure the compensation cost. We refer you to ASC 718-10-35-3(b) and 718-20-35-7.

Response: The stock based compensation (4.8M shares were granted to employees in 2018) was recorded according to the guidelines of ASC 718. The rules pertaining to forfeiture of grants of stock and stock options in ASC 718 do not clearly address a situation such as we had with an employee resigning and forfeiting their stock. We discussed this issue at length in January with our auditor, who insisted that based on his knowledge of the SEC interpretation of ASC 718, we could not reverse the compensation expense.

We did not reverse the stock compensation expense because we did not believe that was permissible under our interpretation of the forfeiture provisions of ASC 718. However, upon further consideration we concur with the SEC assessment that our repurchase rights should be viewed as forfeiture provisions and have adjusted the stock compensation expense in 2018 accordingly. We determined the appropriate fair value of the stock grants to employees by using the closing OTC Market price on the day of the stock grants as the FMV. The closing price we used was listed on the OTC Markets website.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Robert Liscouski

Robert Liscouski

Chief Executive Officer

Quantum Computing, Inc.

215 Depot Court SE

Suite 212

Leesburg, VA 20175

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